Fifth Wall Acquisition Corp. I

6060 Center Drive, 10th Floor
Los Angeles, California 90045
July 26, 2021

VIA EDGAR

Attention:	Morgan Youngwood

Stephen Krikorian

Anna Abramson

Jess Kauten

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re:	Fifth Wall Acquisition Corp. I Amendment No. 1 to Registration Statement on Form S-4 Filed July 1, 2021 File No. 333-256144

Ladies and Gentlemen:

This letter sets forth the responses of Fifth Wall Acquisition Corp. I (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 16, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Form S-4 filed on July 1, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 71

1.	Staff’s comment:

We note that adjustment (3) represents $50 million in preliminary estimated direct and incremental transaction costs incurred by FWAA and SmartRent related to the Business Combination for underwriting/banking, legal, accounting and other fees for both the no redemption scenario and maximum redemption scenario. We further note that the costs are reflected in the unaudited pro forma condensed combined balance sheet as a reduction to the Post-Combination Company's additional paid-in capital and are assumed to be cash settled. Please explain why this adjustment is being excluded from the pro forma. condensed combined statements of operations. We refer you to Article 11-02 (a)(6)(i)(B) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that its Unaudited Pro Forma Condensed Combined Financial Statements were prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 "Amendments to Financial Disclosures about Acquired and Disposed Businesses." The Company advises the Staff it has updated the Notes to Unaudited Pro Forma Condensed Combined Financial Information on page 73 of the Revised Registration Statement to clarify how the estimated transaction costs are reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet and Pro Forma Condensed Combined Statement of Operations. The Company respectfully advises the Staff that the impact from the estimated transaction costs is reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as a $50.0 million reduction to cash and cash equivalents, which was offset by the settlement of $12.1 million of deferred underwriters’ fees incurred during the FWAA IPO, $31.0 million to additional paid-in capital for costs considered incremental and directly attributable to a proposed offering, and thus, charged against the gross proceeds of the offering in accordance with SAB Topic 5.A, and $6.9 million to accumulated deficit for costs incurred by FWAA including, but not limited to, advisory fees, legal fees, and registration fees that are expensed as incurred. The Company determined the only impact to the Unaudited Pro Forma Condensed Combined Statement of Operations was the $6.9 million recorded to accumulated deficit, which costs are appropriately reflected as an increase to general and administrative expense in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2020, as the adjustments are presented as if they were made as of the beginning of the fiscal year presented.

SmartRent's Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

SmartRent Common Stock Valuations, page 163

2.	Staff’s comment:

We are continuing to evaluate your response to prior comment 15 and may have additional comments.

Response:

The Company respectfully acknowledges that the Staff continues to evaluate the Company’s response to prior comment 15.

Security Ownership of Certain Beneficial Owners and Management of SmartRent, page 165

3.	Staff’s comment:

We note your response to prior comment 16. Please revise your disclosure to identify the members of the groups of natural persons involved in voting or investment decisions with respect to securities held by entities affiliated with Spark Capital Partners, LLC and clarify that no individual member exercises voting or dispositive control over the company's shares.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has been informed that there are four managing members of Spark Growth Management Partners II, LLC (“Spark Growth II GP”), which is the general partner of each of Spark Capital Growth Founders’ Fund II, L.P. and Spark Capital Growth Fund II, L.P. (together, the “Spark Growth II Funds”), and any decision to exercise voting or dispositive power over the shares of SmartRent held by the Spark Growth II Funds would require the consent of at least a majority of the managing members of Spark Growth II GP. Thus, no individual managing member of Spark Growth II GP has voting or dispositive power over such shares. The following individuals comprise all of the managing members of Spark Growth II GP: Jeremy Philips, Santo Politi, Bijan Sabet and Paul Conway. The Company has revised its disclosure on pages 134 and 171 of the Revised Registration Statement.

Material U.S. Federal Income Tax Considerations, page 231

4.	Staff’s comment:

We note your response to prior comment 19. If you do not commit to obtaining a tax opinion that the merger will qualify as a "reorganization" under Section 368(a) of the Tax Code, and therefore tax-free to a U.S. holder, revise your disclosure here and elsewhere to include a statement that it is uncertain whether the domestication will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the merger fails to qualify as a 368(a)(1)(F) reorganization. See Item 601(b)(8) of Regulation S-K and, for further guidance, Staff Legal Bulletin No. 19 (October 14, 2011).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the additional disclosure is now included on pages 235-236 of the Revised Registration Statement and is additionally addressed in a new risk factor included on pages 55-56 of the Revised Registration Statement.

Note 2. Significant Accounting Policies

Cost of Revenue, page F-44

5.	Staff’s comment:

We note your response to prior comment 24. Please clarify the nature of the indirect costs. Consider adding disclosure to your hardware cost of revenue discussion on page 154 to discuss why you reported negative gross profit for hardware sales during the year ending December 31, 2020. Indicate whether this outcome relates to unusual events that occurred during that reporting period or is due to a particular quarter that might recur. In addition, please consider similar disclosures for your negative gross profit for the professional services offering.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has further clarified the nature of the indirect cost for both hardware and professional services on pages 151, 157, 158, F-44, F-73 and F-74 of the Revised Registration Statement and has additionally disclosed the reasons for reporting negative gross profit for both Hardware and Professional Services on pages 157-158 of the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Eduardo Gallardo of Gibson, Dunn & Crutcher LLP at (212) 351-3847 or Evan D’Amico of Gibson, Dunn & Crutcher LLP at (202) 887-3613 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

FIFTH WALL ACQUISITION CORP. I

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Chief Financial Officer

cc:     Brendan Wallace, Fifth Wall Acquisition Corp. I

          Eduardo Gallardo, Esq., Gibson, Dunn & Crutcher LLP

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